June 28, 2005



Room 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form S-4/A
	Filed June 20, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-32262

Dear Mr. Jensen:

	This is to advise you that we have limited our review of the above-referenced documents to the matters identified below and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic report, your response should be provided as soon as possible and not later than July 12, 2005. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have outstanding comments from the Division of Corporation Finance on your Form S-3, filed May 25, 2005. Be advised that these comments must be resolved before the desired effective date of your Form S-4.

Form S-4

Recent Developments

$10 Million Secured Promissory Note Payable to Cornell Capital Partners LP, page 45
2. We refer you to comment 2 of our letter dated May 4, 2005. Please revise in this and other sections to describe the "discounts and fees" provided to Cornell Capital. Please advise if they are in addition to the $68,000 in fees disclosed in this section.
3. Please also revise this registration statement to indicate that you filed a Form S-3 with the Securities and Exchange Commission to register the Warrants to Cornell and Thornhill Capital. Please also specifically disclose that you are registering the shares underlying the Warrants and not shares underlying the Standby Equity Distribution Agreement with the Cornell Capital.

iPoint-media Ltd, page 46
4. We note disclosure that "The date of the property dividend payment will be announced after the United States Securities and Exchange Commission declares iPoint-media`s registration statement on Form SB-2 effective." Please revise to disclose the status of this registration statement and the dividend as of a date more recent to the date you filed the amendment to this Form S-4.

Signatures, page II-10
5. Please revise your signature block to indicate, if true, that Mr.
Dodge is also signing as controller or principal accounting officer.
See instructions to Form S-4. Please consider this comment in revising future filings.

Exhibits

General
6. Please advise why Exhibits 10.65 and 10.56 have not been executed.

Exhibit 5.1
7. Please revise to specifically describe each of the "assumptions that are customary in opinion letters of this kind," or please revise to remove the language. Please provide the same revisions in Exhibit
8.1.

Exhibit 8.1
8. The opinion provided by your tax counsel fails to clearly identify each material tax consequence represented on page 27 of your registration statement. Please have your tax counsel revise Exhibit
8.1 to provide an opinion as to such tax consequences.
9. Please advise why copies of the Fact Certificates are not attached to the opinion letter.

Exhibit 10.52
10. We note that you have filed a Policy Statement on Ethical Behavior with this Form S-4. Please be advised that pursuant to Item
601(b)(14) of Regulation S-B any code of ethics should be filed on Form 8-K or 10-KSB.
Form 10-KSB/A
Controls and Procedures, page 44
11. We refer you to prior comment 10 of our letter dated May 4,
2005.
We note your statement in paragraph (A) concerning changes in internal controls subsequent to the date of your evaluation. In this regard it does not appear that your disclosure mirrors the
language
of the disclosure in paragraph (B) of the section that concerns changes during your fourth quarter and Item 308(c) of Regulation S-B and Rule 13a-15(d). Please advise if there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting during the periods discussed in paragraph (A). Please provide the same analysis in paragraph (A) in your Form 10-QSB for the quarter ended March 31, 2005.
* * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin (202) 551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Clayton E. Parker, Esq. & Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
??

??

??

??

Charles T. Jensen
NeoMedia Technologies, Inc.
June 28, 2005
Page 3